SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

General Cable Corporation
(Name of Subject Company (Issuer) and Filing Person (Offeror))

1.00% SENIOR CONVERTIBLE NOTES DUE 2012
(Title of Class of Securities)

369300AJ7 and 369300AK4
(CUSIP Number of Class of Securities)

Robert J. Siverd
Executive Vice President, General Counsel and Secretary
General Cable Corporation
4 Tesseneer Drive
Highland Heights, Kentucky 41076-9753
(859) 572-8000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Alan H. Lieblich, Esquire Jeffrey M. Taylor, Esquire Blank Rome LLP One Logan Square Philadelphia, Pennsylvania 19103-6998 Telephone: (215) 569-5500	John D. Lobrano, Esquire Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017-3954 Telephone: (212) 455-2000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$415,921,875	$23,208.44

(1)	For purposes of calculating the filing fee pursuant to Sections 13(e)(3) and (5) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rules 0-11(a)(4) and (b)(2) promulgated thereunder, the Transaction Valuation was calculated based upon the average of the bid and asked price of the 1.00% Senior Convertible Notes due 2012 in the over-the-counter market as of October 22, 2009.

(2)	The filing fee, calculated in accordance with Section 13(e)(3) of the Exchange Act, is equal to $55.80 for each $1,000,000 of the aggregate Transaction Value, and, as set forth below, has been offset as provided in Section 13(e)(3) by $23,208.44, representing the registration fees paid under Section 6(b) of the Securities Act of 1933, as amended, with respect to this transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $23,208.44

Form or Registration No.: Form S-4

Filing Party: General Cable Corporation

Date Filed: October 27, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Issuer Tender Offer Statement on Schedule TO (the “Schedule TO”) is filed by General Cable Corporation, a Delaware corporation (the “Company”), and relates to an offer (the “Exchange Offer”) by the Company to exchange $925 principal amount of the Company’s new Subordinated Convertible Notes due 2029 (the “2029 Notes”) for each $1,000 principal amount of the Company’s 1.00% Senior Convertible Notes due 2012 (the “2012 Notes”), upon the terms and subject to the conditions set forth in the preliminary prospectus dated October 27, 2009 (the “Prospectus”) and the related letter of transmittal. The Company will also pay in cash accrued and unpaid interest on 2012 Notes accepted for exchange from the last interest payment date to, but excluding, the date on which the exchange of any 2012 Notes that are accepted for exchange is settled. As of the date of the Prospectus, the aggregate principal amount of 2012 Notes outstanding was $475,000,000. If all of the 2012 Notes are accepted for exchange pursuant to the Exchange Offer, $439,375,000 aggregate principal amount of 2029 Notes will be issued.

The Prospectus forms part of the Company’s Registration Statement on Form S-4, as filed with the Securities and Exchange Commission (the “SEC”) on October 27, 2009 (the “Registration Statement”), relating to the 2029 Notes (and shares of the Company’s common stock, $.01 par value per share (the “Common Stock”), that may be received upon the conversion of the 2029 Notes in accordance with the terms and conditions thereof) to be issued in respect of 2012 Notes which have been accepted for exchange in the Exchange Offer. The Prospectus and the related letter of transmittal are filed as exhibits (a)(1)(i) and (a)(1)(ii) hereto, respectively, and are incorporated by reference herein to the extent provided herein. The Exchange Offer is subject to the general conditions discussed in the Prospectus under “The Exchange Offer — Conditions to the Exchange Offer.” In addition, the Exchange Offer is conditioned upon the Registration Statement having been declared effective and not being subject to a stop order or any proceeding for that purpose. The Exchange Offer is also conditioned on at least $100,000,000 in aggregate principal amount of the 2012 Notes being validly tendered and not validly withdrawn upon the expiration of the Exchange Offer. The Exchange Offer will expire at midnight, New York City time, on November 24, 2009, unless earlier terminated or extended by the Company.

This Schedule TO is being filed in satisfaction of the reporting requirements of Rules 13e-4(b)(1) and (c)(2) promulgated under the Securities Exchange Act of 1934, as amended. To the extent noted, information set forth in the Registration Statement is incorporated by reference in response to Items 1 through 13 of this Schedule TO, except those items as to which information is specifically provided herein.

Item 1.	Summary Term Sheet.

The information set forth in the Prospectus under the headings “Questions and Answers About the Exchange Offer” and “Summary — Summary of The Exchange Offer” is incorporated herein by reference in response to this Item.

Item 2.	Subject Company Information.

(a) Name and Address.  The name of the subject company is General Cable Corporation. The address of the Company’s principal executive offices is 4 Tesseneer Drive, Highland Heights, Kentucky 41076-9753. The Company’s telephone number is (859) 572-8000.

(b) Securities.  The subject class of securities is the Company’s 1.00% Senior Convertible Notes due 2012. As of October 26, 2009, $475,000,000 in aggregate principal amount of the 2012 Notes were outstanding.

(c) Trading Market and Price.  The 2012 Notes are not listed for trading on any national securities exchange. To the knowledge of the Company, there is no established trading market for the 2012 Notes.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address.  The filing person is the subject company. The information set forth in response to Item 2(a) above is incorporated herein by reference in response to this Item.

The following persons are the directors, executive officers and controlling persons of the Company:

Name	Position

Gregory B. Kenny	President, Chief Executive Officer and Director
Brian J. Robinson	Executive Vice President, Chief Financial Officer and Treasurer
Robert J. Siverd	Executive Vice President, General Counsel and Secretary
Domingo Goenaga	Executive Vice President, President and Chief Executive Officer, General Cable Europe and North Africa
Gregory J. Lampert	Executive Vice President, President and Chief Executive Officer, General Cable North America
Roddy Macdonald	Executive Vice President, Global Sales and Business Development
Mathias Sandoval	Executive Vice President, General Cable Rest of World, President and Chief Executive Officer, Phelps Dodge International Corporation
Gregory E. Lawton	Director
Craig P. Omtvedt	Director
Robert A. Smialek	Director
John E. Welsh, III	Director

The address and telephone number of each director and executive officer is: c/o General Cable Corporation, 4 Tesseneer Drive, Highland Heights, Kentucky 41076-9753, (859) 572-8000.

Item 4.	Terms of the Transaction.

(a) Material Terms.  The information contained in the Prospectus under the headings “Questions and Answers About the Exchange Offer,” “The Exchange Offer,” “Description of the 2029 Notes,” “Comparison of the 2029 Notes to the 2012 Notes” and “Material U.S. Federal Income Tax Considerations” and in the related letter of transmittal, is incorporated herein by reference in response to this Item.

(b) Purchases.  The information set forth in the Prospectus under the heading “Interests of Directors and Executive Officers” is incorporated herein by reference in response to this Item.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities.  The information set forth in the Prospectus under the headings “The Exchange Offer,” “Description of Other Indebtedness,” “Description of the 2029 Notes,” “Description of Capital Stock,” “The Dealer Managers,” “The Exchange Agent and The Information Agent” and “Interests of Directors and Executive Officers” is incorporated herein by reference in response to this Item. The 2012 Notes are governed by the Indenture, dated as of October 2, 2007, by and among the Company, the subsidiary guarantors and U.S. Bank National Association, as Trustee, as supplemented by the First Supplemental Indenture, dated as of October 31, 2007, by the Second Supplemental Indenture, dated as of April 18, 2008, and by the Third Supplemental Indenture, dated as of September 2, 2009, which are incorporated by reference herein as Exhibits (d)(i), (d)(ii), (d)(iii) and (d)(iv) hereto. The 2029 Notes will be governed by an indenture by and between the Company and U.S. Bank National Association, as Trustee, a form of which has been filed as an exhibit to the Registration Statement and is incorporated by reference herein as Exhibit (d)(v) hereto.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes.  The information set forth in the Prospectus under the headings “Questions and Answers About the Exchange Offer — Why are you making the exchange offer?,” “Summary — Summary of the Exchange Offer — Purpose of the exchange offer” and “The Exchange Offer — Purpose of the Exchange Offer” is incorporated herein by reference in response to this Item.

(b) Use of Securities Acquired.  The 2012 Notes accepted for exchange by the Company pursuant to the Exchange Offer will be cancelled and retired.

(c) Plans.

(1) None.

(2) None.

(3) The information set forth in the Prospectus under the headings “Capitalization” and “Comparison of the 2029 Notes to the 2012 Notes” is incorporated herein by reference in response to this Item.

(4) None.

(5) None.

(6) None.

(7) None.

(8) None.

(9) None.

(10) None.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds.  The information set forth in the Prospectus under the headings “Questions and Answers About the Exchange Offer — What will I receive in the exchange offer if my 2012 notes are accepted for exchange?,” “Questions and Answers About the Exchange Offer — What aggregate principal amount of 2012 notes is being sought in the exchange offer?,” “Summary — Summary of the Exchange Offer — The exchange offer,” “Capitalization,” and “The Exchange Offer — Terms of the Exchange Offer” is incorporated herein by reference in response to this Item. Any cash paid to holders of 2012 Notes in respect of accrued and unpaid interest on 2012 Notes and as a result of the minimum denomination threshold of the 2029 Notes will be paid from the Company’s cash on hand.

(b) Conditions.  The information set forth in the Prospectus under the headings “Questions and Answers About the Exchange Offer — What are the conditions to the exchange offer?,” “Summary — Summary of the Exchange Offer — Conditions to the exchange offer,” and “The Exchange Offer — Conditions to the Exchange Offer” is incorporated herein by reference in response to this Item.

(d) Borrowed Funds.  Not applicable.

Item 8.	Interest in the Securities of the Subject Company.

(a) Securities Ownership.  The information set forth in the Prospectus under the heading “Interests of Directors and Executive Officers” is incorporated by reference herein in response to this Item. In addition, neither the Company nor any of its majority-owned subsidiaries owns any of the 2012 Notes.

(b) Securities Transactions.  The information set forth in the Prospectus under the heading “Interests of Directors and Executive Officers” is incorporated by reference herein in response to this Item.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.  The information set forth in the Prospectus under the headings “The Dealer Managers,” “The Exchange Agent and The Information Agent” and “Fees and Expenses” is incorporated herein by reference in response to this Item. None of the Company, the dealer managers, the exchange agent, the information agent or any other person is making any recommendation as to whether holders of 2012 Notes should tender such 2012 Notes for exchange in the Exchange Offer.

Item 10.	Financial Statements.

(a) Financial Information.  The ratios of earnings to fixed charges and preferred dividends included in the Prospectus under the headings “Selected Historical Financial Information” and “Ratio of Earnings to Combined Fixed Charges and Preferred Dividends” are incorporated herein by reference in response to this Item. In addition, the financial statements and other information set forth (i) in Item 8 of Exhibit 99.1 to the Company’s Current Report on Form 8-K dated August 12, 2009 and (ii) in Part I, Item 1 of the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended July 3, 2009 are, in each case, incorporated by reference herein in response to this Item and may be accessed electronically on the SEC’s website at http://www.sec.gov. The book value per share of Common Stock as of July 3, 2009 was $20.13.

(b) Pro Forma Information.   Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.  The information set forth in the Prospectus under the headings “Summary — Summary of the Exchange Offer — Required approvals,” “The Exchange Offer — Conditions to the Exchange Offer,” “The Exchange Offer — Compliance With ‘Short Tendering’ Rule,” “The Exchange Offer — Compliance with Securities Laws,” and “Interests of Directors and Executive Officers” is incorporated herein by reference in response to this Item.

(b) Other Material Information.  Not applicable.

Item 12.	Exhibits.

(a)(1)(i)	Prospectus, dated October 27, 2009 (incorporated herein by reference to the Company’s Registration Statement on Form S-4 filed on October 27, 2009).
(a)(1)(ii)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-4 filed on October 27, 2009).
(a)(1)(iii)	Form of Notice of Withdrawal (incorporated herein by reference to Exhibit 99.2 to the Company’s Registration Statement on Form S-4 filed on October 27, 2009).
(a)(1)(iv)	Press Release, dated October 27, 2009 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, dated October 27, 2009, pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934, as amended).
(a)(4)(i)	Exhibit (a)(1)(i) is incorporated herein by reference.
(a)(4)(ii)	Exhibit (a)(1)(iv) is incorporated herein by reference.
(a)(4)(iii)	Text of the website that is being maintained at http://www.dfking.com/generalcable
(b)	None.
(d)(i)	Indenture governing the 1.00% Senior Convertible Notes due 2012, dated as of October 2, 2007, by and among the Company, the subsidiary guarantors and U.S. Bank National Association, as Trustee (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, dated October 2, 2007).
(d)(ii)	First Supplemental Indenture with respect to the 1.00% Senior Convertible Notes due 2012, dated as of October 31, 2007, by and among the Company, the subsidiary guarantors and U.S. Bank National Association, as Trustee (incorporated herein by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K, dated October 29, 2007).
(d)(iii)	Second Supplemental Indenture with respect to the 1.00% Senior Convertible Notes due 2012, dated as of April 18, 2008, by and among the Company, the subsidiary guarantors and U.S. Bank National Association, as Trustee (incorporated herein by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K, dated April 18, 2008).
(d)(iv)	Third Supplemental Indenture with respect to the 1.00% Senior Convertible Notes due 2012, dated as of September 2, 2009, by and among the Company, the subsidiary guarantors and U.S. Bank National Association, as Trustee (incorporated herein by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K, dated August 28, 2009).
(d)(v)	Form of Indenture by and between the Company and U.S. Bank National Association, as Trustee, governing the 2029 Notes (incorporated herein by reference to Exhibit 4.8 to the Company’s Registration Statement on Form S-4 filed on October 27, 2009).
(g)	None.
(h)	Tax opinion of Blank Rome LLP (incorporated by reference to Exhibit 8.1 to the Company’s Registration Statement on Form S-4 filed on October 27, 2009).

Item 13.	Information Required by Schedule 13E-3.

(a) Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENERAL CABLE CORPORATION

By:	/s/ Robert J. Siverd
Name:     Robert J. Siverd

Title:	Executive Vice President, General Counsel and Secretary

Date: October 27, 2009

EXHIBIT INDEX

(a)(1)(i)	Prospectus, dated October 27, 2009 (incorporated herein by reference to the Company’s Registration Statement on Form S-4 filed on October 27, 2009).
(a)(1)(ii)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-4 filed on October 27, 2009).
(a)(1)(iii)	Form of Notice of Withdrawal (incorporated herein by reference to Exhibit 99.2 to the Company’s Registration Statement on Form S-4 filed on October 27, 2009).
(a)(1)(iv)	Press Release, dated October 27, 2009 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, dated October 27, 2009, pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934, as amended).
(a)(4)(i)	Exhibit (a)(1)(i) is incorporated herein by reference.
(a)(4)(ii)	Exhibit (a)(1)(iv) is incorporated herein by reference.
(a)(4)(iii)	Text of the website that is being maintained at http://www.dfking.com/generalcable
(b)	None.
(d)(i)	Indenture governing the 1.00% Senior Convertible Notes due 2012, dated as of October 2, 2007, by and among the Company, the subsidiary guarantors and U.S. Bank National Association, as Trustee (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, dated October 2, 2007).
(d)(ii)	First Supplemental Indenture with respect to the 1.00% Senior Convertible Notes due 2012, dated as of October 31, 2007, by and among the Company, the subsidiary guarantors and U.S. Bank National Association, as Trustee (incorporated herein by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K, dated October 29, 2007).
(d)(iii)	Second Supplemental Indenture with respect to the 1.00% Senior Convertible Notes due 2012, dated as of April 18, 2008, by and among the Company, the subsidiary guarantors and U.S. Bank National Association, as Trustee (incorporated herein by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K, dated April 18, 2008).
(d)(iv)	Third Supplemental Indenture with respect to the 1.00% Senior Convertible Notes due 2012, dated as of September 2, 2009, by and among the Company, the subsidiary guarantors and U.S. Bank National Association, as Trustee (incorporated herein by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K, dated August 28, 2009).
(d)(v)	Form of Indenture by and between the Company and U.S. Bank National Association, as Trustee, governing the 2029 Notes (incorporated herein by reference to Exhibit 4.8 to the Company’s Registration Statement on Form S-4 filed on October 27, 2009).
(g)	None.
(h)	Tax opinion of Blank Rome LLP (incorporated by reference to Exhibit 8.1 to the Company’s Registration Statement on Form S-4 filed on October 27, 2009).